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CONFIDENTIAL TREATMENT REQUESTED BY NEON THERAPEUTICS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mary Beth Breslin & Irene Paik

Re:   Neon Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-225330

CIK No. 0001694187

Ladies and Gentlemen:

On behalf of Neon Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 11, 2018 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on December 12, 2017, resubmitted to the Commission on January 19, 2018, March 2, 2018, May 3, 2018 and May 18, 2018 and subsequently publicly filed by the Company with the Commission on May 31, 2018 (File No. 333-225330) (the “Registration Statement”), we submit this supplemental letter to further address comment 5 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is

June 7, 2018

accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

5.                  Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.  As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of January 24, 2018 and April 16, 2018. These third-party

CONFIDENTIAL TREATMENT REQUESTED BY NEON THERAPETUICS, INC.

June 7, 2018

valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s recent common stock valuations were prepared using a hybrid method. The hybrid method is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an option pricing method.

Each of the Company’s most recent third-party valuations, which were used, in part, by the Company’s Board to determine the fair value of the Company’s common stock as of the grant date of each option award, considered two types of future-event scenarios: a sale scenario and an IPO scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO.  Each of the valuations probability weighted the IPO scenario and the sale scenario based on the Company’s assessment of its development pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations were as follows:

	IPO Scenario		Sale Scenario		Indicated Fair
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Value per Share of Common Stock
January 24, 2018	50%	0%	50%	19.62%	$2.04
April 16, 2018	65%	0%	35%	17.74%	$2.38

The principal factor contributing to the increase in the fair value of common stock from the January 24, 2018 valuation to the April 16, 2018 valuation was the increase in the probability weighting of the IPO scenario to 65%. The increase in the probability weighting of the IPO scenario was principally due to (i) the Company obtaining positive clinical data in March 2018 from its ongoing Phase 1b clinical trial in combination with nivolumab in metastatic melanoma, non-small cell lung cancer and bladder cancer and the resulting determination by the Company’s Board that pursuing an IPO in the near-term was more likely and (ii) the Company’s expectation that market conditions would remain favorable to support an IPO in the near term.

The Board relied, in part, on the results of the April 16, 2018 valuation in its determination of the fair value of common stock of $2.38 per share as of April 30, 2018, when it granted options to employees. Between April 16, 2018 and April 30, 2018, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $2.38 per share from April 16, 2018 to April 30, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY NEON THERAPETUICS, INC.

June 7, 2018

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Prior to May 29, 2018, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•                 the Company’s financial condition and prospects;

•                 the progress and stage of development of the Company’s development programs;

•                 estimates of business potential and earnings prospects for the Company;

•                 the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies; and

•                 valuations metrics for and performance of recent IPOs of companies in the biotechnology sector.

The Company believes that the difference between the fair value of its common stock as of April 30, 2018 of $2.38 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to April 30, 2018:

•                 The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the April 16, 2018 valuation, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than its IPO.  If the Company had applied a weighting of 100% to the IPO scenario in the April 16, 2018 valuation, the fair value of the Company’s common stock  would have been $3.23 per share (before giving effect to any time value of money or DLOM).

•                 The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM for the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the April 16, 2018 valuation.

•                 The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock.  Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into common stock,

CONFIDENTIAL TREATMENT REQUESTED BY NEON THERAPETUICS, INC.

June 7, 2018

thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•                 Since April 30, 2018, the Company made further progress in the advancement of its lead development programs and the execution of its business strategies, including the dosing in May 2018 of the first patient in a second Phase 1b clinical trial for NEO-PV-01.

•                 In early May 2018, the Company held “testing-the-waters” meetings.  The Company received feedback from potential investors during and subsequent to these meetings.

•                 The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources.  In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

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CONFIDENTIAL TREATMENT REQUESTED BY NEON THERAPETUICS, INC.

June 7, 2018

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1971.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Arthur McGivern
Arthur McGivern

cc:                        Hugh O’Dowd, Neon Therapeutics, Inc.

Yasir Al-Wakeel, Neon Therapeutics, Inc.

Jolie Siegel, Neon Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Jesse Nevarez, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY NEON THERAPETUICS, INC.